(CINRAM LOGO)
2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3


NEWS RELEASE
- --------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE



                 CINRAM REPORTS THIRD QUARTER FINANCIAL RESULTS
            (ALL FIGURES IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)

TORONTO (NOVEMBER 3, 2004) - Cinram International Inc. (TSX: CRW) today reported consolidated revenue of $494.8 million for the quarter ended September 30, 2004, up 236 percent from $147.2 million in 2003, fueled by the contribution of the acquired Time Warner businesses and new contracts. Net earnings for the quarter were $17.8 million or $0.31 per share, compared with $13.8 million, or $0.25 per share in 2003.

 "Cinram's solid third quarter sales are representative of the Company's growing customer base and the continued strength of the DVD industry," said Cinram chief executive officer Isidore Philosophe. "Third quarter profit margins and net earnings were tempered by higher than anticipated oil-based raw material prices, in particular polycarbonate and polystyrene, and one-time startup expenses related to new customers. These two factors had a combined negative impact of $7.7 million on third quarter pre-tax earnings."

Earnings before interest, taxes and amortization (EBITA(1)) for the third quarter increased to $93.5 million from $34.1 million in 2003, and earnings before interest and taxes (EBIT(2)) for the quarter increased to $38.2 million from $20.5 million in 2003.

For the nine months ended September 30, 2004, Cinram posted revenue of $1,382.4 million, up 233 percent from $415.3 million in 2003, and net earnings of $41.3 million or $0.73 per share up from $29.5 million or $0.53 per share last year. EBITA(1) increased 218 percent to $258.9 million on a year-to-date basis from $81.4 million in 2003, and EBIT(2) was $98.2 million up from $44.4 million in 2003.

INDUSTRY SEGMENTS

Cinram's DVD sales for the quarter were up 195 percent over last year, increasing to $227.9 million from $77.2 million in 2003. DVD sales represented 46 percent of Cinram's consolidated third quarter revenue, and DVD unit shipments were up 255 percent for the third quarter, principally as a result of an increase in demand for DVDs and the contribution of the acquired Time Warner businesses. U.S.-based industry association DEG: The Digital Entertainment Group reported an increase of 59 percent in third quarter North American DVD industry shipments over 2003.

Third quarter VHS video cassette sales decreased to $20.2 million from $22.0 million in 2003, and represented four percent of consolidated revenue, compared with 15 percent in the same period last year.

Cinram's CD sales were up in the third quarter, supported by higher CD shipments in both North America and Europe principally due to the contribution of the acquired Time Warner businesses. CD sales increased to $80.5 million from $30.2 million in the third quarter of 2003. CDs accounted for 16 percent of Cinram's third quarter consolidated revenue, down from 21 percent in 2003, owing to the change in Cinram's product mix subsequent to the acquisition of the Time Warner businesses.

The printing segment, which encompasses the results of Ivy Hill Corporation, contributed $54.0 million of revenue to third quarter results and represented 11 percent of consolidated revenue.

The Other segment, which includes distribution, Giant Merchandising Inc. and miscellaneous revenue, generated third quarter revenue of $109.8 million. Third quarter distribution revenue increased to $62.7 million from $13.8 million in 2003, in line with higher DVD and CD sales. Giant Merchandising generated revenue of $37.1 million in the third quarter.

GEOGRAPHIC SEGMENTS

Revenue from North America increased by 217 percent to $391.0 million in the third quarter of 2004, from $123.5 million in the comparable period in 2003. The significant increase in revenue was attributable to greater DVD and CD shipments from new and existing customers, the addition of the printing and merchandising divisions of the acquired businesses, and to a lesser extent, higher distribution revenue. The strong performance of this region was partially offset by lower VHS video cassette and audio cassette shipments as well as lower selling prices. North American revenue represented 79 percent of 2004 third quarter consolidated revenue.

In Europe, third quarter revenue increased to $103.7 million from $23.7 million in 2003, largely due to the contribution of the European facility acquired from Time Warner. The increase in European revenue in the third quarter can also be attributed to higher DVD sales and distribution revenue in France as a result of the Fox International business, as well as the contribution of The Entertainment Network in the United Kingdom, both of which were partially offset by lower VHS video cassette sales in those countries. European revenue represented 21 percent of third quarter consolidated revenue.

OTHER FINANCIAL HIGHLIGHTS

Third quarter gross profit margins declined to 21 percent from 23 percent in 2003 due to higher than expected raw material prices and startup costs associated with new customers. Selling, general and administrative expenses for the quarter were in line with the third quarter of 2003 at 9 percent of consolidated sales. Amortization increased to $55.2 million from $13.6 million in 2003, largely due to the capital assets of the acquired businesses, combined with a $17.8 million non-cash charge related to the amortization of the Time Warner supply agreements and deferred financing fees. Amortization expense also increased as a result of new DVD replication lines that were put into service during the third quarter.

Interest expense for the quarter was $13.7 million as a result of the debt incurred by the Company during the fourth quarter of 2003 to fund the acquisition of the Time Warner businesses. In late August 2004, the Company amended these credit facilities to significantly reduce borrowing costs, and prepaid $65 million of the credit facilities. As part of the refinancing, Cinram also negotiated more favorable terms to improve its financial flexibility. The Company expects to fully benefit from the refinancing in the fourth quarter of 2004 and beyond.

The Company paid $81.9 million for capital assets in the third quarter to increase DVD capacity and automation of its distribution facilities. During the third quarter, Cinram borrowed $48 million from its revolving credit facility to finance working capital requirements; however, it repaid $30 million of the revolving credit facility subsequent to the quarter end. The Company's debt balance is currently $890.0 million.

For the third quarter of 2004, the weighted average number of shares outstanding was 56.8 million compared with 55.9 million in the third quarter of 2003.

DIVIDEND

Cinram's Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on December 31, 2004, to the shareholders of record at the close of business on December 15, 2004.

2004 GUIDANCE

The Company expects to see sustained strength in oil prices in the fourth quarter, which will continue to impact raw material prices and in turn Cinram's profit margins for the year. Based on these assumptions and limitations on the Company's timing and ability to pass on some of these cost increases to its customers, Cinram is revising its EBITA(1) guidance range for the full 2004 year to $360 to $380 million from $390 to $410 million. The Company is also narrowing the range of its revenue guidance to $1.9 to $2.0 billion from $1.8 to $2.0 billion.

NOVEMBER 4 CONFERENCE CALL AND WEBCAST

Cinram's management team will host a conference call to discuss second quarter results on Thursday, November 4, at 11 a.m. To participate, please dial (416) 640-1907 or 1 800 814-4861. The call will also be webcast live at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies; the effective integration of the Time Warner businesses; and other factors which are described in the Company's filings with the securities commissions.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

- -------------------------------------------------------------------------------------
                                            Three months ended      Nine months ended
                                                  September 30           September 30
(unaudited, in thousands of U.S. dollars)      2004       2003        2004       2003
- -------------------------------------------------------------------------------------
EBITA(1)                                   $ 93,454   $ 34,064    $258,893   $ 81,357
- -------------------------------------------------------------------------------------
Amortization of capital assets             $ 37,432   $ 13,559    $105,571   $ 36,922
Amortization of intangible assets and
   deferred financing fees                 $ 17,809         --    $ 55,131         --
- -------------------------------------------------------------------------------------
EBIT(2)                                    $ 38,213   $ 20,505    $ 98,191   $ 44,435
- -------------------------------------------------------------------------------------
Interest expense                           $ 13,677   $    638    $ 40,317   $  2,053
Investment income                          $ (1,163)  $   (842)   $ (2,049)  $ (2,363)
Income taxes                               $  7,877   $  6,875    $ 18,652   $ 15,274
- -------------------------------------------------------------------------------------
NET EARNINGS                               $ 17,822   $ 13,834    $ 41,271   $ 29,471
=====================================================================================

(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

ABOUT CINRAM

Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.



FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com

                                                                   (CINRAM LOGO)

CONSOLIDATED BALANCE SHEETS

                                     (unaudited, stated in thousands of U.S. dollars)
- -------------------------------------------------------------------------------------
                                                             SEPTEMBER    December 31
                                                                  2004           2003
- -------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                              $   29,434     $  253,823
     Accounts receivable                                       499,899        369,901
     Income taxes recoverable                                   12,095             --
     Inventories                                                66,898         44,606
     Prepaid expenses                                           22,662         11,341
     Future income taxes                                        21,899         21,933
- -------------------------------------------------------------------------------------
                                                               652,887        701,604
Capital assets                                                 717,341        646,563
Goodwill                                                       248,384        279,426
Intangible assets                                              324,354        376,393
Other assets                                                    78,423         50,571
Future income taxes                                              4,584          4,657
- -------------------------------------------------------------------------------------
                                                            $2,025,973     $2,059,214
=====================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                       $  207,542     $  192,790
     Accrued liabilities                                       411,423        375,293
     Income taxes payable                                           --          2,131
     Current portion of long-term debt                         109,539         95,417
     Current portion of obligations under capital leases           856          1,058
- -------------------------------------------------------------------------------------
                                                               729,360        666,689

Long-term debt                                                 810,124        954,456
Obligations under capital leases                                 4,368          5,911
Other long-term liabilities                                     22,140         17,227
Future income taxes                                             29,636         29,648

SHAREHOLDERS' EQUITY:
     Capital stock                                             170,109        163,174
     Contributed surplus                                         3,906            117
     Retained earnings                                         207,233        172,564
     Foreign currency translation adjustment                    49,097         49,428
- -------------------------------------------------------------------------------------
                                                               430,345        385,283
- -------------------------------------------------------------------------------------
                                                            $2,025,973     $2,059,214
=====================================================================================

                                                                   (CINRAM LOGO)

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                    (unaudited, stated in thousands of U.S. dollars, except per share amounts)
- ----------------------------------------------------------------------------------------------
                                                      Three months                 Nine months
                                                ended September 30          ended September 30
                                                2004          2003          2004          2003
- ----------------------------------------------------------------------------------------------
Revenue                                   $  494,772    $  147,229    $1,382,420    $  415,302
Cost of goods sold                           392,550       113,179     1,102,738       332,797
- ----------------------------------------------------------------------------------------------
Gross profit                                 102,222        34,050       279,682        82,505
Selling, general and administrative
  expenses                                    46,200        13,545       126,360        38,070
Amortization of intangible assets and
  deferred financing fees                     17,809            --        55,131            --
- ----------------------------------------------------------------------------------------------
Earnings before the undernoted                38,213        20,505        98,191        44,435
Interest on long-term debt                    12,945           529        38,883         1,688
Interest on capital leases                        84            98           260           305
Other interest                                   648            11         1,174            60
Investment income                             (1,163)         (842)       (2,049)       (2,363)
- ----------------------------------------------------------------------------------------------
Earnings before income taxes                  25,699        20,709        59,923        44,745
- ----------------------------------------------------------------------------------------------
Income taxes                                   7,877         6,875        18,652        15,274
- ----------------------------------------------------------------------------------------------
Net earnings                                  17,822        13,834        41,271        29,471
- ----------------------------------------------------------------------------------------------
Retained earnings, beginning of period       190,721       137,674       172,564       124,340
Effect of a change in accounting policy
  related to stock-based compensation             --            --        (2,759)           --
Dividends declared                            (1,310)       (1,212)       (3,843)       (3,515)
- ----------------------------------------------------------------------------------------------
Retained earnings, end of period          $  207,233    $  150,296    $  207,233    $  150,296
==============================================================================================
Earnings per share:
  Basic                                   $     0.31    $     0.25    $     0.73    $     0.53
  Diluted                                 $     0.31    $     0.24    $     0.72    $     0.52
==============================================================================================
Weighted average number of shares
  outstanding (in thousands):
  Basic                                       56,799        55,851        56,518        55,501
  Diluted                                     57,655        57,819        57,476        56,397
==============================================================================================

                                                                   (CINRAM LOGO)

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                   (unaudited, stated in thousands of U.S. dollars)
- --------------------------------------------------------------------------------------------------
                                                            Three months               Nine months
                                                      ended September 30        ended September 30
                                                       2004         2003         2004         2003
- --------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATIONS:
Net earnings                                      $  17,822    $  13,834    $  41,271    $  29,471
Items not involving cash:
   Amortization                                      55,241       13,559      160,702       36,922
   Non-cash stock-based compensation                    223           --        1,030           --
   Loss (gain) on disposition of capital assets         273           --         (389)        (122)
   Unrealized foreign exchange (gain) loss           (6,396)         655       (4,868)      (5,130)
Change in non-cash operating working capital        (60,433)      (4,988)    (132,576)      (1,880)
- --------------------------------------------------------------------------------------------------
                                                      6,730       23,060       65,170       59,261
FINANCING:
Repayment of long-term debt                         (81,859)      (1,859)    (178,358)      (5,699)
Increase in long-term debt                           48,000           --       48,000           --
Decrease in obligations under capital leases           (250)        (219)      (1,617)        (644)
Issuance of common shares                                --          544        6,935        3,936
Change in other long-term liabilities                 5,626           --        5,027           --
Dividends paid                                       (1,310)      (1,212)      (3,843)      (3,515)
- --------------------------------------------------------------------------------------------------
                                                    (29,793)      (2,746)    (123,856)      (5,922)
INVESTMENTS:
Transaction costs relating to Time Warner
   Acquired Businesses                                   --           --         (890)          --
Purchase of capital assets                          (81,939)     (17,444)    (134,260)     (46,499)
Proceeds on disposition of capital assets              (175)          --        1,039          483
(Increase) decrease in other assets                 (37,112)        (620)     (31,108)      10,871
- --------------------------------------------------------------------------------------------------
                                                   (119,226)     (18,064)    (165,219)     (35,145)
Foreign exchange gain/(loss) on cash held in
   foreign currencies                                 2,505           89         (484)       9,843
- --------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash
   equivalents                                     (139,784)       2,339     (224,389)      28,037
Cash and cash equivalents, beginning of period      169,218      129,685      253,823      103,987
- --------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period          $  29,434    $ 132,024    $  29,434    $ 132,024
==================================================================================================
Supplemental cash flow information:
   Interest paid                                  $  13,463    $     556    $  40,315    $   1,774
   Income taxes paid                                  8,411        3,894       33,744       18,301
==================================================================================================

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.